

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Cecilia Jones
Chief Financial Officer
LogicBio Therapeutics, Inc.
65 Hayden Avenue, 2nd Floor
Lexington, MA 02421

Re: LogicBio Therapeutic, Inc.
Form 10-Q
Exhibit Nos. 10.1, 10.2, 10.3
Filed November 9, 2020
File No. 001-38707

Dear Ms. Jones:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

.

Sincerely,

Division of Corporation Finance